FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Financial Highlights for the period January – September 2017	1

January – September 2017

FINANCIAL HIGHLIGHTS

•	Sustained and profitable organic growth.

•	LTE (1.6x y-o-y), smartphones (+8%) and FTTx & cable (+21%).

•	Revenues in the quarter (€12,754m) grew 4.0% y-o-y in organic terms (+0.9 p.p. vs. the previous quarter), with service revenues acceleration (+3.3%; +0.4 p.p). Mobile data revenues double-digit growth continued (+16.3% y-o-y in organic terms).

•	In the quarter, OIBDA (€4,095m) grew 2.8% in organic terms y-o-y. OIBDA margin stood at 32.1% (-0.4 p.p. y-o-y organic). RLAH impact dragged -1.7 p.p. to OIBDA growth y-o-y.

•	Underlying OIBDA totalled €4,116m (-2.7% y-o-y) and excluded €21m restructuring costs.

•	Operating cash flow (OIBDA-CapEx) excluding the spectrum (€6,815m in January-September) maintained a strong pace of growth (+9.2% y-o-y organic), reflecting lower CapEx intensity (-2.3%).

•	Net income in the first nine months reached €2,439m, +9.6% year-on-year, and earnings per share totalled €0.44, +8.7% (€839m and €0.15, respectively in the quarter).

•	Company transformation continued.

•	42.8m premises passed with FTTx & cable and 69% LTE coverage at September 2017.

•	The focus on E2E digitalisation of processes offers an unprecedent opportunity to transform the business, already delivering tangible benefits.

•	Reinforced balanced position.

•	Free cash flow in the first nine months reached €3,226m (+39.2% y-o-y).

•	Net debt in September stood at €47,222m, less 4.8% y-o-y (-€1,265m vs. June 2017). Debt will be further reduced by an additional €1,275m in the fourth quarter, following the closing of Telxius 40% stake sale.

•	T. España returned to growth in service revenues in the quarter (+0.4% y-o-y; €3,089m). OIBDA reached €1,306m (-0.6% y-o-y excluding capital gains from real estate sales). Operating cash flow grew 4.7% in January-September.

•	T. Brasil widened its quality gap and posted sustained y-o-y growth in revenues (+1.2% organic; €2,935m) and OIBDA (+6.0%; €1,024m), and posted 3 quarters in a row of OIBDA margin expansion.

•	T. Deutschland maintained a solid commercial momentum in July-September, revenues reached €1,850m (-1.3% organic) and OIBDA €457m in the quarter, while OIBDA margin expanded (+0.3 p.p. organic) despite the regulatory impact.

•	T. UK; sustained revenue growth (+1.1% organic; €1,602m), despite the strong roaming impact in the quarter, which was reflected in a €412m OIBDA (-4.7% organic).

•	T. Hispanoamérica maintained solid growth in revenues (+16.1% organic; €2,981m) and OIBDA (+9.3%; €883m) due to increased penetration of value accesses and efficiency measures.

•	The Company reiterated its guidance and the dividend announced for 2017.

1

January – September 2017

Comments from José María Álvarez-Pallete, Chairman and CEO:

“Third quarter results reflected the solid execution of the main strategic priorities set for the year. Thus, our organic growth is consistent and sustainable, highlighting the improvement in revenue growth trends and the increased OIBDA, despite the negative impact of the new regulation in Europe. Additionally, transformation remained key and the focus on digitalisation amongst the Company’s different operating areas has contributed to increase our differentiation and become more efficient, and will enable us to pave a new way to interact with our customers through cognitive intelligence while improving resource allocation. Finally, we continued strengthening our balance sheet position with a clear advance in de-leveraging the Company thanks to growing cash-flow generation”.

2

January – September 2017

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September	% Chg		July - September	% Chg
	2017	Reported	Organic	2017	Reported	Organic
Revenues	38,846	1.4	2.9	12,754	(2.5)	4.0
Telefónica España	9,410	(1.7)	(1.6)	3,184	(0.3)	(0.3)
Telefónica Deutschland	5,392	(3.1)	(3.1)	1,850	(1.3)	(1.3)
Telefónica UK	4,810	(6.4)	1.9	1,602	(4.4)	1.1
Telefónica Brasil	9,128	13.6	1.5	2,935	(0.5)	1.2
Telefónica Hispanoamerica	9,400	2.8	13.6	2,981	(4.7)	16.1
Other companies & eliminations	706	(18.0)	(5.0)	202	(20.7)	4.5
Telxius	547	19.1	8.0	177	5.3	7.5

OIBDA	12,274	2.9	3.8	4,095	(1.9)	2.8
Telefónica España	3,731	(4.5)	(2.4)	1,306	(3.5)	(3.4)
Telefónica Deutschland	1,318	1.4	1.7	457	0.1	(0.1)
Telefónica UK	1,261	(8.3)	(0.2)	412	(10.0)	(4.7)
Telefónica Brasil	3,162	20.6	6.8	1,024	4.7	6.0
Telefónica Hispanoamerica	2,679	0.4	12.0	883	(9.0)	9.3
Other companies & eliminations	123	105.8	32.5	13	c.s.	(177.1)
Telxius	261	48.7	11.4	82	9.6	12.1

OIBDA margin	31.6%	0.5 p.p.	0.3 p.p.	32.1%	0.2 p.p.	(0.4 p.p. )
Telefónica España	39.7%	(1.2 p.p. )	(0.3 p.p. )	41.0%	(1.3 p.p. )	(1.3 p.p. )
Telefónica Deutschland	24.4%	1.1 p.p.	1.2 p.p.	24.7%	0.4 p.p.	0.3 p.p.
Telefónica UK	26.2%	(0.5 p.p. )	(0.6 p.p. )	25.7%	(1.6 p.p. )	(1.6 p.p. )
Telefónica Brasil	34.6%	2.0 p.p.	1.7 p.p.	34.9%	1.7 p.p.	1.6 p.p.
Telefónica Hispanoamerica	28.5%	(0.7 p.p. )	(0.4 p.p. )	29.6%	(1.4 p.p. )	(1.8 p.p. )

Operating Income (OI)	5,143	7.1	11.2	1,773	3.2	9.4

Net income attributable to equity holders of the Parent	2,439	9.6		839	(14.7)
Basic and diluted earnings per share (euros)	0.44	8.7		0.15	(17.5)

CapEx	5,962	(0.9)	(2.3)	2,455	3.9	3.7
Telefónica España	1,097	(14.9)	(14.5)	392	(0.8)	(0.7)
Telefónica Deutschland	688	(8.0)	(7.4)	254	(19.6)	(19.2)
Telefónica UK	604	(7.7)	0.6	170	(28.7)	(23.4)
Telefónica Brasil	1,513	10.6	2.5	598	3.7	12.6
Telefónica Hispanoamerica	1,853	2.9	0.8	931	19.0	15.7
Other companies & eliminations	207	32.6	40.2	111	104.5	123.4
Telxius	136	111.8	107.5	79	n.m.	n.m.

Spectrum	502	47.5	46.9	498	50.6	50.0
Telefónica España	—	—	—	—	—	—
Telefónica Deutschland	1	(86.7)	(86.7)	—	—	—
Telefónica UK	—	—	—	—	—	—
Telefónica Brasil	—	—	—	—	—	—
Telefónica Hispanoamerica	502	78.1	77.4	498	76.8	76.0

OpCF (OIBDA-CapEx)	6,312	6.7	9.2	1,640	(9.6)	2.0
Telefónica España	2,634	0.7	3.5	914	(4.6)	(4.5)
Telefónica Deutschland	630	14.1	12.9	203	44.4	36.6
Telefónica UK	658	(8.9)	(0.9)	242	10.4	15.2
Telefónica Brasil	1,649	31.7	11.1	426	6.2	(1.8)
Telefónica Hispanoamerica	825	(5.0)	26.8	(48)	c.s.	2.7
Other companies & eliminations	(84)	(13.0)	54.9	(97)	3.6	29.1
Telxius	126	12.6	(25.8)	3	(94.1)	(91.1)

•	Reconciliation included in the excel spreadsheets.

Notes:

•	2016 and 2017 reported figures include hyperinflationary adjustments in Venezuela in both years.

•	OIBDA and OI are presented before brand fees and management fees.

•	Telxius financials are fully reported in Other Companies & Eliminations in T. Group since 1 January, 2017, reflecting the final integration into Telxius of the mobile communications towers transferred from T. España, T. Deutschland, T. Brasil and T. Hispanoamérica segments and the international submarine fiber optic cable (which was already being reported within Other Companies and Eliminations). As a consequence, 2017 reported figures for these segments follow the same criteria. In addition, 2016 segment results have been revised to reflect the different dates of asset integration into Telxius, affecting T. España (since 1 January, 2016), T. Deutschland (since 1 May, 2016), T. Brasil (since 1 April, 2016) and T. Hispanoamérica (T. Perú since 1 April 2016 and T. Chile since 1 May 2016). Organic y-o-y changes on segments reflect all the charges related to the towers transferred to Telxius since 1 January 2016. The results of the segments do not include intra-group capital gains resulting from the transfer of towers to Telxius.

•	Organic criteria: Assumes constant exchange rates as of 2016 (average FX in 2016), excludes the impact from hyperinflation in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs. CapEx also excludes investment in spectrum.

3

January – September 2017

DISCLAIMER

This document may contain forward-looking statements regarding intentions, expectations or forecasts related to the Telefónica Group (hereinafter, the “Company” or “Telefónica”). These statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, the market share, possible acquisitions, divestitures or other transactions, Company results and other aspects related to the activity and situation of the Company.

The forward-looking statements can be identified, in certain cases, through the use of words such as “expectation”, “anticipation”, “purpose”, “belief” or similar expressions, or the corresponding negative forms, or through the own predictive nature of all issues referring to strategies, plans or intentions. These forward-looking statements or forecasts reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to differ substantially from the ones put forward through these intentions, expectations or forecasts. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securiti s markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

Except as required by applicable laws, Telefónica does not assume any obligation to publicly update these statements to adapt them to events or circumstances taking place after this document, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized, non-audited or Non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information and disclosure related to APM used in the present document are included in the Appendix. Moreover, recipients of this document are invited to read our condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended June 30, 2017 submitted to the Spanish National Securities Market Commission.

Finally, it is hereby stated that neither this document or any of its contents constitutes an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of securities, or a recommendation or advice regarding any security.

For further information please refer to the information on 2017 third quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 26, 2017	By:	/s/ Laura Abasolo García de Baquedano
Name: Laura Abasolo García de Baquedano
Title: Chief Finance and Control Officer for Telefonica, S.A.